FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED JUNE 30, 2009

(Santiago, Chile, July 29, 2009) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the first half of 2009. All figures are in Chilean pesos (Ch$) and have been prepared under IFRS. Variations of Income Statements and cash flows refer to the fiscal periods as of June 30th, 2008 and June 30th, 2009, while variations of balance sheet accounts refer to the period between December 31st, 2008 and June 30th, 2009.

Figures as of June 30th, 2009 are additionally presented in US$ and they are merely offered as a convenience translation, using the exchange rate of US$1 = Ch$531.76 (June 30, 2009).

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its jointly-controlled companies or associates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income for the first half of 2009 amounted to Ch$ 331,237 million, compared to Ch$ 201,503 million in the same period of 2008. This change is mainly due to a higher operating income, partly offset by a reduced financial result and lower income from the investments in related companies.

Consolidated revenues for the first half of 2009 were Ch$ 1,261 billion, an increase of 5% compared to the Ch$ 1,200 billion reported for the same period of 2008, explained by larger physical energy sales in all the countries where we operate. Consolidated physical sales as of June 2009 amounted to 30,004 GWh, 8% higher than the June 2008 period. In Chile, our main market place, physical sales grew 4%. In Argentina, Colombia and Peru sales volumes increased by 19%, 6% and 2% respectively.

The consolidated purchases and services costs (operating costs) as of June 30, 2009 amounted to Ch$ 530,212 million, a reduction of 23% compared to June 2008. The lower use of liquid fuels for thermal generation, especially in Chile and Peru, and their lower prices, explain the reduction in operating costs.

Operating income as of June 30, 2009 was Ch$ 546,465 million, a 59% increase over the Ch$ 343,784 million recorded for the same period of 2008. The main reason behind this increase was the aforementioned decrease in our operating costs.

EBITDA, or gross operating income, was Ch$ 645,140 million to June 30, 2009, a 48% increase over the same period of 2008. This does not include the contribution of the investment in Endesa Brasil which is not consolidated by Endesa Chile.

The financial result for the first half of 2009 declined by Ch$ 35,786 million compared to June 2008. This is mainly explained by the loss from exchange difference caused by fluctuations of the Argentine and Chilean currencies against the dollar. This was partly offset by the improved result of indexation adjustments of debt in Unidades de Fomento in Chile, as a result of lower inflation.

PRESS RELEASE 1H 2009

In June 2009, the result of investments in related companies reached Ch$ 43,697 million, 12% lower in relation to the first half 2008, as a result of the lower income of our affiliate Endesa Brasil.

As of this date, the Company’s most important operations are the following:

  In January, Endesa Chile received the “Silver Class” distinction in the corporate sustainability evaluation made by the Swiss agency SAM (Sustainable Asset Management) jointly with Pricewaterhouse Coopers (PwC), being part of a selected group of companies in the global electricity sector that were praised in the Sustainability Yearbook 2009, published by SAM and PwC.

  In February, the put option of our 2037 Yankee bond for US$ 220 million, was exercised for US$ 149 million, or 67.8% of the bond issuance. The balance will mature in 2037, at an annual rate of 7.375%. Additionally, using the cash proceeds of the December 2008 Series M domestic bond issuance for UF 10 million, Endesa Chile paid down the US$ 400 million Yankee bond maturing in April 2009.

  In March 2009, and for the third consecutive year, the international entity GRI (Global Reporting Initiative) granted A+, the maximum rating, for the company’s sustainability report 2008. This shows the transparency in the disclosure of information to the community and its various stakeholders.

  Also in March, Endesa Chile received the prize for the public-utility company with the Best Corporate Governance, according to the IR Global Rankings 2009, prepared by the financial and investor relations consultants, MZ Consult.

  Our Colombian subsidiary Emgesa issued six domestic bonds in 2009 for a total amount of Cop$ 664,000 million (approximately US$ 310 million), at terms between 5 and 15 years, and rates between 4.3% and 5.8% equivalent in dollars.

  Our Peruvian subsidiary Edegel issued three domestic bonds this year for a total of US$ 24.6 million, at terms between 6 and 10 years, and rates between 5.2% and 6.4% equivalent in dollars.

  On July 24, 2009, Endesa Chile successfully completed the consent solicitation process and the receipt of the requisite consents with respect to the amendments of the Yankee bonds contracts signed on January 1, 1997.
  The amendment refers to section 501(4), the cross default clause, so that it now applies only to Endesa Chile and its subsidiaries in Chile.

PRESS RELEASE 1H 2009

Consolidated Income Statement

Table 1

CONSOLIDATED INCOME STATEMENT
	2nd	2nd
	Quarter	Quarter	1st Half	1st Half	1st Half
	2008	2009	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

OPERATING REVENUES	668,786	600,174	1,200,293	1,260,985	2,371,341
Sales	667,576	594,935	1,198,829	1,254,343	2,358,852
Energy sales	650,841	583,913	1,168,095	1,221,055	2,296,251
Other sales	1,971	(1,102)	5,887	3,805	7,156
Other services rendered	14,764	12,123	24,847	29,483	55,444

Other Operating Revenues	1,210	5,239	1,464	6,642	12,490

OPERATING COSTS	(401,285)	(252,223)	(687,937)	(530,212)	(997,089)
Energy purchased	(95,152)	(32,888)	(116,237)	(64,117)	(120,574)
Cost of fuel consumed	(259,193)	(168,896)	(464,585)	(349,956)	(658,109)
Transmission expenses	(36,066)	(38,671)	(87,599)	(93,539)	(175,905)
Other variable procurements and services	(10,873)	(11,768)	(19,517)	(22,600)	(42,500)

GROSS INCOME	267,501	347,951	512,356	730,772	1,374,252

Work on non-current assets	64	191	96	391	736
Staff costs	(17,537)	(18,301)	(32,174)	(37,255)	(70,061)
Other fixed operating expenses	(21,296)	(21,963)	(43,147)	(48,768)	(91,710)

GROSS OPERATING INCOME (EBITDA)	228,732	307,878	437,130	645,140	1,213,217

Depreciations and amortizations	(47,752)	(50,878)	(93,346)	(98,675)	(185,563)

OPERATING INCOME	180,980	257,000	343,784	546,465	1,027,654

FINANCIAL RESULT	(461)	(42,263)	(62,964)	(98,750)	(185,704)
Interest income	11,379	6,200	14,838	17,100	32,157
Interest expense	(56,655)	(49,341)	(95,630)	(99,145)	(186,446)
Income from readjustment items	(3,371)	305	(5,053)	9,657	18,160
Net exchange differences	48,187	574	22,881	(26,362)	(49,576)
Positive	27,711	6,256	28,038	12,600	23,695
Negative	20,476	(5,682)	(5,157)	(38,963)	(73,271)

NET INCOME FROM RELATED COMP. CONS. BY THE PROP. EQ. METHOD	30,653	26,886	49,878	43,697	82,175
NET INCOME FROM OTHER INVESTMENTS	(40)	11	43	-	-
NET INCOME FROM SALES OF ASSETS	(239)	6	(205)	(16)	(29)

NET INCOME BEFORE TAX	210,893	241,639	330,536	491,397	924,095

INCOME TAX	(42,904)	(39,635)	(68,189)	(83,111)	(156,294)

DISCONTINUED OPERATIONS RESULT	167,989	202,003	262,348	408,286	767,801

NET INCOME	167,989	202,003	262,348	408,286	767,801
Net income attributable to stockholders of the parent company	133,090	165,453	201,503	331,237	622,908
Net income attributable to minority interest	34,899	36,551	60,845	77,048	144,893

Net income per share (Ch$ /share and US$ / ADR)	16.23	20.17	24.57	40.39	2.28
Net income per share from continued operations (Ch$ /share and US$ / ADR)	16.23	20.17	24.57	40.39	2.28

PRESS RELEASE 1H 2009

Table 2

(MILLION PESOS)		OPERATING REVENUES

		% Revenues		% Revenues
	1H2008	1H2008	1H2009	1H2009	CHANGE

CHOCÓN (ARGENTINA)	20,708	1.7%	30,720	2.4%	10,012
COSTANERA (ARGENTINA)	143,258	11.9%	130,155	10.3%	(13,103)
INVESTMENT VEHICLES IN ARGENTINA	-	0.0%	(66)	0.0%	(66)
TOTAL ARGENTINA	163,966	13.7%	160,810	12.8%	(3,156)
EMGESA (COLOMBIA)	207,355	17.3%	234,471	18.6%	27,116
TOTAL COLOMBIA	207,355	17.3%	234,471	18.6%	27,116
EDEGEL (PERU)	90,063	7.5%	109,726	8.7%	19,663
INVESTMENT VEHICLES IN PERU	-	0.0%	-	0.0%	-
TOTAL PERU	90,063	7.5%	109,726	8.7%	19,663
CONS. FOREIGN SUBS. ADJUSTMENTS	(227)	0.0%	(428)	0.0%	(200)

TOTAL FOREIGN SUBSIDIARIES	461,157	38.4%	504,579	40.0%	43,422

ELECTRICITY BUSINESS IN CHILE	723,121	60.2%	737,523	58.5%	14,403
OTHER BUSINESSES IN CHILE	16,015	1.3%	18,882	1.5%	2,867

TOTAL CHILE	739,136	61.6%	756,406	60.0%	17,270

TOTAL CONSOLIDATED	1,200,293	100.0%	1,260,985	100.0%	60,692

Table 2.1

(MILLION PESOS)		OPERATING EXPENSES

		% Expenses		% Expenses
	1H2008	1H2008	1H2009	1H2009	CHANGE

CHOCÓN (ARGENTINA)	(13,244)	1.5%	(13,993)	2.0%	(749)
COSTANERA (ARGENTINA)	(126,360)	14.8%	(123,433)	17.3%	2,927
INVESTMENT VEHICLES IN ARGENTINA	(38)	0.0%	50	0.0%	87
TOTAL ARGENTINA	(139,641)	16.3%	(137,376)	19.2%	2,265
EMGESA (COLOMBIA)	(98,258)	11.5%	(105,693)	14.8%	(7,435)
TOTAL COLOMBIA	(98,258)	11.5%	(105,693)	14.8%	(7,435)
EDEGEL (PERU)	(66,650)	7.8%	(61,634)	8.6%	5,016
INVESTMENT VEHICLES IN PERU	(29)	0.0%	(63)	0.0%	(35)
TOTAL PERU	(66,678)	7.8%	(61,697)	8.6%	4,981
CONS. FOREIGN SUBS. ADJUSTMENTS	-	0.0%	428	-0.1%	428

TOTAL FOREIGN SUBSIDIARIES	(304,578)	35.6%	(304,339)	42.6%	239

ELECTRICITY BUSINESS IN CHILE	(540,109)	63.1%	(395,404)	55.3%	144,705
OTHER BUSINESSES IN CHILE	(11,822)	1.4%	(14,776)	2.1%	(2,954)

TOTAL CHILE	(551,931)	64.4%	(410,181)	57.4%	141,751

TOTAL CONSOLIDATED	(856,509)	100.0%	(714,519)	100.0%	141,990

Consolidation adjustments of foreign subsidiaries corresponds to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE 1H 2009

Table 2.2

(MILLION PESOS)		OPERATING INCOME

		% Revenues		% Revenues
	1H2008	1H2008	1H2009	1H2009	CHANGE

CHOCÓN (ARGENTINA)	7,464	2.2%	16,727	3.1%	9,264
COSTANERA (ARGENTINA)	16,898	4.9%	6,722	1.2%	(10,176)
INVESTMENT VEHICLES IN ARGENTINA	(38)	0.0%	(16)	0.0%	21
TOTAL ARGENTINA	24,324	7.1%	23,433	4.3%	(891)
EMGESA (COLOMBIA)	109,097	31.7%	128,778	23.6%	19,681
TOTAL COLOMBIA	109,097	31.7%	128,778	23.6%	19,681
EDEGEL (PERU)	23,414	6.8%	48,092	8.8%	24,679
INVESTMENT VEHICLES IN PERU	(29)	0.0%	(63)	0.0%	(35)
TOTAL PERU	23,385	6.8%	48,029	8.8%	24,644
AJUSTES CONS. FILIALES EXTR.	(227)	-0.1%	-	0.0%	227

TOTAL FOREIGN SUBSIDIARIES	156,579	45.5%	200,240	36.6%	43,661

ELECTRICITY BUSINESS IN CHILE	183,012	53.2%	342,119	62.6%	159,107
OTHER BUSINESSES IN CHILE	4,193	1.2%	4,106	0.8%	(87)

TOTAL CHILE	187,205	54.5%	346,225	63.4%	159,020

TOTAL CONSOLIDATED	343,784	100.0%	546,465	100.0%	202,681

Consolidation adjustments of foreign subsidiaries corresponds to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

Business Analysis by Country

In Chile, operating income of the generation business for the first semester of 2009 amounted to Ch$ 342,119 million, an 87% increase over the same period of 2008. This growth is mainly explained by a 32% fall in operating costs, due to the lower energy purchases and reduced fuel consumption as a result of the better hydrology at the beginning of the year compared with 2008. Revenues increased by 2% as a result of larger sales volumes, particularly energy sold on the spot market which rose by 57%. The generation of 10,375 GWh in the first half of 2009 represented a 5% improvement over the same period of the year before. EBITDA, or gross operating income, of the generation business in Chile amounted to Ch$ 390,886 million through June 2009, compared to Ch$ 227,413 million through June 2008.

Operating income of our business in Colombia reached Ch$ 128,778 million through June 2009, 18% higher than in the same period in 2008. This improvement is mainly explained by revenues which rose by 13% in the period. This was the result of higher sales volumes due to larger hydraulic dispatch during the first months of the year, compared to the same period in 2008. Average prices measured in local currency were higher than in the first half of 2008 due to reduced hydrology. This hydrology situation explains the 10% growth of operating costs, due to larger energy purchases and higher fuel consumption for thermal generation. EBITDA, or gross operating income, increased 15% in the period, reaching Ch$ 146,504 million through June 2009.

Operating income of Edegel, in Peru, was Ch$ 48,092 million, an increase of Ch$ 24,679 million over June 2008. This is explained by a 2% rise in the volume sold, due to higher hydraulic dispatch as a result of larger reservoir water levels, while average prices remained similar to the same period 2008. Similarly, the cost of sales fell by 25% in 2009, as a consequence of reduced fuel consumption reflecting the larger hydraulic production, and a reversal of a provision for energy purchases for distributors without contracts. EBITDA of Edegel amounted to Ch$ 67,086 million through June 2009, compared to Ch$ 41,468 million through June 2008.

PRESS RELEASE 1H 2009

In Argentina, operating income for the half-year to June 2009 was Ch$ 23,433 million, compared to Ch$ 24,324 million reported the year before, a reduction of 4%. El Chocón showed higher reservoir water levels accumulated in the early months of the year, thus providing greater hydroelectric generation. With this, El Chocón improved its operating income to Ch$ 16,727 million in the first half of 2009, with physical sales increasing by 64% compared to the same period of 2008. In Costanera, operating income amounted to Ch$ 6,722 million, 60% below the level of the same period 2008. Although physical sales grew by almost 9%, the decrease in average prices led to a 9% fall in revenues in the first half of 2009. Operating costs fell by 5% between the two periods, which is mainly explained by the reduced liquid fuels consumption at lower prices due to a greater availability of gas. Overall, the combined EBITDA of our operations in Argentina experienced a slight improvement of nearly 1% as of June 2009, reaching Ch$ 35,195 million.

Financial Result

The Company recorded a financial loss of Ch$ 98,750 million as of June 2009, 57% higher than in the first half of 2008. The main cause of which is a larger loss from exchange rate difference of Ch$49,244 million, mainly in Chile and Argentina. In Chile, the appreciation of the Chilean peso in relation to the dollar impacted the net assets denominated in dollars, thus generating a Ch$ 19,741 million higher loss of exchange rate differences. In Argentina, the devaluation of the Argentine peso in relation to the dollar impacted the debt denominated in dollars, causing greater exchange rate differences of Ch$ 21,703 million. This was partially offset by the Ch$ 14,710 million of improved result from adjustments of debt denominated in Unidades de Fomento (U.F.) in Chile as a result of reduced inflation. Financial income, on the other hand, increased 15%, reaching Ch$ 17,100 million in June 2009, mainly due to higher average cash balances in Chile and Colombia. Financial expenses increased 4% in the first half of 2009 compared to the same period 2008, rising in all the countries except in Chile, as a result of lower debt and interest rates.

Other Results and Taxes

Other results reached Ch$ 43,682 million in June 2009, decreasing by Ch$ 6.034 million compared to June 2008. These results reflect the proportional contribution of the affiliate, Endesa Brasil S.A., which declined due to reduced prices in the spot market and lower volumes sold by Cachoeira Dourada. This was partially compensated by larger sales in Cien, Ampla and Coelce and a reduced purchase price in Fortaleza. Thus, the result of investments in related companies decreased by 12% to the end of June 2009, compared to June 2008.

Taxes rose by Ch$ 14,922 million to June 30, 2009 compared to the same period of 2008, resulting from better net income in Chile, Colombia and Peru.

Investments

Endesa Chile is constructing and studying several projects in Chile, Colombia and Peru. The projects in Chile will contribute approximately 680 MW to the system in the period 2009-2011, with an approximate investment of US$ 1,040 million. In Peru, the incorporation of new capacity in the same period will reach 189 MW with an estimated investment of US$ 90 million. In the case of Colombia, the new capacity of 400 MW, will be completed in 2014, and will involve an estimated investment of approximately US$ 780 million.

Reinforcing Endesa Chile’s commitment with sustainability and with non-conventional renewable energy (NCRE) projects development initiatives, the Canela 18 MW wind farm, through Endesa Eco, is currently being expanded with an additional 60 MW, following its commercial start-up in December 2007. In June, 2009 the assembly works of the wind generators begun, and in July the first one of the 40 total was assembled. The estimated investment in this wind farm is US$ 150 million and will start operating in the fourth quarter of 2009.

PRESS RELEASE 1H 2009

Likewise, the GNL project, in which Endesa Chile holds 20% shareholding in the re-gasification terminal, is currently in the phase of testing of operations. The first tank ship with GNL arrived to the Quintero bay on June 30, the Methane Jane Elizabeth ship, coming from Trinidad y Tobago, with a capacity of 145,000 m3. This project, with an approximate investment of US$ 1,050 million, will start operating on a fast-track basis in the third quarter of 2009, and definitively in 2010.

On June 20, the first unit of the Quintero thermal-generation project, which Endesa Chile is developing in the Valparaíso Region, made successfully the first synchronization with the Central Interconnected System (SIC), and is currently operating. This project has a capacity of 250 MW and it is located alongside the Quintero re-gasification plant.

HidroAysén, project in which Endesa Chile holds a 51% shareholding and Colbún S.A. the remaining 49%, and whose total installed capacity would be 2,750 MW, is working on the preparation of the various responses to the questions made in the environmental impact assessment (EIA) context.

On the other hand, HidroAysén has contracted an engineering service with the transmission company Transelec S.A. for the carrying out of studies related to the Aysén-SIC direct current transmission system, related to the preparation and processing of the basic permits for this system, its EIA and electricity concession. Likewise, in March, HidroAysén constituted Aysén Transmisión S.A. for developing, and alternatively or additionally managing, the electricity transmission systems required for the project, and also to lead the open season process needed for potential users of the line.

Works continue for the construction of the Bocamina II coal-fired plant in Coronel, in the Eighth Region. With a capacity of 370 MW, it will be equipped with the latest emission reduction technologies and it is estimated that the start up will be in the second half of 2010. Its approximate investment is US$ 750 million and the works are well progressed.

In Peru, Edegel in January 2008 signed a turnkey contract with Siemens Power Generation for the installation of a 189 MW turbine at the Santa Rosa plant, which will operate with natural gas from Camisea, a project that is demanding an approximate investment of US$ 90 million. This initiative will permit increasing the installed capacity of Edegel to 1,654 MW and accompany the growth in demand in the Peruvian market. Its start-up will be carried out during the second half of 2009. In addition, in order to face a scenario with gas supply restrictions during the next three to four years, thus increasing the investment in firm transport, Edegel made an investment of US$ 5 million in two of its UTI units in order to prepare them to operate with dual technology, natural gas and diesel. In mid June, 2009, these two units started operations and were recognized by the COES in dual system.

In Colombia, following the conclusion of the Assignment of Firm Energy process for the projects that will start operating between December 2014 and November 2019, the Colombian Ministry of Mines and Energy in June chose Emgesa’s El Quimbo hydroelectric project. The project will have an installed capacity of 400 MW, and should begin compliance with its energy supply obligations in December 2014.

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made between 2004 and 2007 an investment of US$ 160 million, which includes US$ 42 million in loans related to the credits from Foninvemem, which has meant a 21% shareholding in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., corresponding to two 800 MW combined cycle plants each; both plants began operating in open cycle during 2008. The closing of the cycles (operation to combined cycle) is expected to take place during the second half of 2009. Once the two plants are operating in combined cycle, our companies should start to recover their credits from the cash flows generated by the projects under the sale contract of their production with the MEM.

PRESS RELEASE 1H 2009

Financing

In the first quarter of 2009, Endesa Chile didn’t need to go to the financial markets for refinancings in Chile, because the Company had issued the Series M local bond for UF10 million in December 2008. The put option of holders of the Yankee bond for US$220 million, maturing in 2037, was partially exercised in February. The put option exercised was US$ 149.2 million, or 67.8% of the total bond issue. The balance will mature in 2037 and maintains the annual interest rate of 7.3% in dollars for the next 28 years. Additionally, using the cash proceeds of the domestic bond Series M issue, Endesa Chile paid a Yankee bond issue of US$ 400 million in April.

Regarding the financial activities of the foreign subsidiaries that Endesa Chile consolidates, a series of transactions were carried out in 2009, concentrated in the first quarter of the year, to refinance short-term loans and increase the average life of the debt.

In line with the latter, the two most active foreign subsidiaries in terms of bond issues were the Emgesa (Colombia) and Edegel (Peru).

As of July 2009, Emgesa issued six issues for a total amount of Cop$ 664,000 million (approximately US$ 310 million), at terms between 5 and 15 years, and rates between 4.3% and 5.8% equivalent in dollars. The proceeds of these issuances were used to refinance programmed maturities.

Our Peruvian subsidiary Edegel issued three domestic bond issues this year for a total amount of US$ 24.6 million, at terms between 6 and 10 years, and rates between 5.2% and 6.4% equivalent in dollars.

On July 24, 2009, Endesa Chile successfully completed the consent solicitation process and the receipt of the requisite consents with respect to the amendments of the Yankee bonds contracts signed on January 1, 1997. The amendment refers to section 501(4), the cross default clause, so that it now applies only to Endesa Chile and its subsidiaries in Chile.

At the end of June 2009, the consolidated financial debt of Endesa Chile amounts to approximately US$ 4,130 million, 4.5% less than at the end of June 2008.

Sustainability and the Environment

In January, Endesa Chile was awarded the “Silver Class” distinction in the corporate sustainability evaluation made by the Swiss agency SAM (Sustainable Asset Management) together with Pricewaterhouse Coopers (PwC). Out of the 46 electricity companies of a total universe of the 2,500 companies of the Dow Jones Index,that underwent to an exhaustive corporate sustainability evaluation by SAM. Endesa Chile placed among the six electricity companies with the best performance in sustainability.

In March 2009, and for the third consecutive year, the international entity GRI (Global Reporting Initiative) rated the company’s sustainability report 2008 with an A+, the maximum rating. This reveals the quality achieved by Endesa Chile in the application of the G3 Guide for the preparation of sustainability reports and the transparency in the disclosure of information to the community and its various stakeholders.

Also in March, Endesa Chile received the prize for the public-utility company with the Best Corporate Governance in IR Global Rankings 2009 of the financial and investor relations consultants, MZ Consult. This distinction recognizes the efforts made by the Board and management of the company to implement the best practices in this area.

PRESS RELEASE 1H 2009

The Canela I wind farm of Endesa Eco, a company for the development of non-conventional renewable energies (NCRE) of Endesa Chile was registered in the CDM (clean development mechanism) circuit by the United Nations Framework Convention on Climate Change Bureau (UNFCCC), a process that will permit the checking and later sale of the greenhouse gas emissions saved, an estimated total of 27,251 tons of CO2 equivalent per year.

In May, Endesa Chile distributed its Sustainability Report to its various stakeholders, thus continuing the process of dialogue and transparency in its environmental, economic and social performance. This report has an external audit.

In June, Endesa Chile was awarded the tenth place in the Corporate Social Responsibility ranking of Fundación PROhumana and the Production and Commerce Association. For the fourth consecutive year, the company is among the most outstanding Chilean companies for its performance and evaluation, as made by its own employees, of corporate social responsibility. It also of being the only one that remains in the Ranking of outstanding firms during the four years of existence of this evaluation.

Worth is to mention that for the company’s employees, and for the analysis of management policies as well, the environmental dimension is the one that achieved the best place among every participating company.

During the first half of 2009, of the 10,375 GWh generated, 99.7% was generated by plants whose Environmental Management System is certified under the ISO 14,001 standard. In addition, 100% was generated by plants having their Occupational Safety and Health Management System certificates under the OHSAS 18,001 standard, which shows the commitment of the Company with the environment and safety in the place of work.

Conclusion

The solid results through the end of June 2009 are basically explained by the results in Chile, Colombia, Peru and our investment in Brazil, which continues to be an important contribution to the Company’s earnings. In Chile, the prudent commercial policy, a better production mix compared to the first half of 2008, and lower costs due to the decrease in energy purchases and fuel, all contributed to these results. Meanwhile, the results in Colombia and Peru benefited mainly from higher sales volumes, and higher average prices in the case of Colombia. Overall, Endesa Chile reached a consolidated operating income to the end of June 2009 of Ch$ 546,465 million and consolidated EBITDA of Ch$ 645,140 million.

Endesa Chile maintains adequate liquidity and strong balance sheet which will undoubtedly help to face the challenges such as the investments in new electricity generation capacity to meet the long-term energy requirements.

PRESS RELEASE 1H 2009

Consolidated Balance Sheet Analysis

Table 3

ASSETS

	As of	As of	As of	As of
	January 1,	December 31,	June 30,	June 30,
	2008	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

CURRENT ASSETS	660,034	1,242,087	917,265	1,724,960

Current operating assets	660,034	1,242,087	1,215,852	2,084,580
Cash and Cash Equivalents	115,096	719,218	417,028	784,241
Accounts receivable, net	318,420	342,641	310,696	584,279
Amounts due from related companies	89,781	66,481	70,111	131,847
Inventories	55,282	49,142	56,035	105,376
Prepaid expenses	2,941	4,788	3,897	7,329
Income taxes recoverable	75,355	52,290	50,022	94,069
Other current assets	3,158	6,203	9,093	17,099

LONG TERM ASSETS	4,734,671	5,440,418	5,037,132	9,472,567

Financial assets available for sale	2,441	2,433	2,508	4,716
Other financial assets	77,179	90,433	74,580	140,251
Long-term receivables	18,489	63,311	8,638	16,244
Amounts due from related companies	0	-	-	-
Investments in related companies	480,450	535,955	548,639	1,031,742
Intangibles	70,144	76,979	67,688	127,291
Land, plant and equipment, net	3,977,815	4,541,882	4,226,768	7,948,639
Deferred income taxes	96,613	115,932	94,347	177,424
Assets for hedging	-	-	866	1,629
Others assets	11,540	13,494	13,098	24,631

TOTAL ASSETS	5,394,705	6,682,504	5,954,397	11,197,527

The company’s Total Assets as of June 30, 2009 showed a fall of Ch$ 728,107 million compared to December 2008. This is mainly due to the following:

Current Assets declined by Ch$ 324,821 million, mainly explained by reductions in cash and cash equivalents of Ch$ 302,190 million and commercial debtors and other accounts receivable of Ch$ 31,944 million, basically sales debtors. This was partially offset by an increase in accounts receivable from related companies of Ch$ 10,522 million.

Non-current Assets showed a fall of Ch$ 403,286 million, mainly due to a reduction in net property, plant and equipment of Ch$ 315,114 million, basically the effect of the translation of the local currency of each country and the effect of the exchange rate, depreciation for the period of Ch$ 96,976 million, a reduction in commercial debtors and other accounts receivable of Ch$ 54,673 million, basically the transfer to short term of the account receivable from the affiliate company Atacama Finance Co. and a reduction in deferred tax assets and other financial assets of Ch$ 37,438 million. This was partially compensated by additions in the period of approximately Ch$ 169,540 million.

PRESS RELEASE 1H 2009

Table 4

LIABILITIES

	As of	As of	As of	As of
	January 1,	December 31,	June 30,	June 30,
	2008	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

CURRENT LIABILITIES	804,623	1,355,060	779,329	1,465,565

Current operating liabilities	804,623	1,355,060	779,329	1,465,565
Loans that acrue interests	419,296	737,967	307,096	577,508
Other financial liabilities	-	-	553	1,041
Sundry Creditors and other Accounts payable	269,254	355,762	253,218	476,188
Accounts payable to related companies	45,177	137,367	93,801	176,397
Provisions	28,523	31,573	29,728	55,905
Income taxes payable	29,606	81,177	72,917	137,123
Other current liabilities	5,095	7,078	6,976	13,120
Defererd liabilities	686	449	11,028	20,738
Labor benefits	3,109	3,656	3,504	6,590
Liabilities from Hedge	3,878	30	508	955

LONG-TERM LIABILITIES	2,114,810	2,625,491	2,359,519	4,437,189

Loans that acrue interests	1,685,493	2,132,115	1,896,931	3,567,268
Sundry Creditors and other Accounts payable	12,407	15,373	10,118	19,027
Accounts payable to related companies	196	-	-	-
Provisions	2,462	3,049	12,667	23,820
Deferred income taxes	360,951	405,936	359,302	675,684
Other long-term liabilities	27,217	33,370	38,369	72,154
Defererd liabilities	1	1,083	169	317
Employee benefits	24,674	27,270	27,224	51,197
Liabilities from Hedge	1,409	7,295	3,721	6,997

SHAREHOLDERS´ EQUITY	2,475,271	2,701,954	2,815,549	5,294,773

Net shareholder's equity attributable to the parent company	1,537,699	1,598,730	1,829,496	3,440,455
Paid-in capital	1,222,878	1,331,714	1,331,714	2,504,352
Other reserves	(157,650)	(538,737)	(506,553)	(952,597)
Retained earnings	472,471	805,753	1,004,335	1,888,700

Minority Interest	937,572	1,103,224	986,052	1,854,318

TOTAL LIABILITIES AND NET SHAREHOLDER´S EQUITY	5,394,705	6,682,504	5,954,397	11,197,527

Current liabilities decreased by Ch$ 575,731 million, mainly explained by a reduction of Ch$ 430,871 million in interest-bearing loans, mainly the payment of bonds (put option and Yankee bonds) in Endesa Chile for US$ 556 million and the effect of the exchange rate, partially compensated by the transfer of long-term debt of GasAtacama, reduction in commercial creditors and other accounts payable of Ch$ 102,545 million, basically reduced suppliers for energy purchases and a reduction in accounts payable to related companies of Ch$ 43,566 million.

Non-current liabilities declined by Ch$ 265,971 million, mainly explained by a reduction in interest-bearing loans of Ch$ 235,184 million, principally in Endesa Chile due to a lower exchange rate and a reduced restatement of debt denominated in Unidades de Fomento (U.F.) due to lower inflation and, in Endesa Costanera, Chocón and Edegel due to loan repayments and a reduced exchange rate, partially compensated by the transfer to short term of the debt of GasAtacama and a reduction in deferred tax liabilities of Ch$ 46,634 million. This was partially offset by increases in other financial obligations and provisions of Ch$ 20,639 million.

PRESS RELEASE 1H 2009

Net equity rose by Ch$ 113,594 million over December 2008. The controller increased by Ch$ 230,766 million, mainly explained by the result for the period of Ch$ 331,237 million, increase in the hedging reserve for dollar revenues of Ch$ 150,909 million and increase in other reserves of Ch$ 416 million, partially compensated by the effect on the controller of translation differences on investments and premiums bought of Ch$ 108,476 million, payment of dividends of Ch$ 130,679 million, of which Ch$ 86,730 million were provisioned as of December 31, 2008, and a reduction for the minimum dividend of Ch$ 99,371 million.

The participation of minorities holdings declined by Ch$ 117,172 million as a result of conversion, minimum dividend and reversal of derivative hedges, partially compensated by the result of minorities of Ch$ 77,048 million.

Financial Debt Maturities with Third Parties

Table 5

(Thousand US$)		2009	2010	2011	2012	2013	2014	Balance	TOTAL

Chile		5,297	360,440	214,781	16,702	414,614	214,753	1,227,853	2,454,439

	Endesa Chile (*)	5,297	360,440	214,781	16,702	414,614	214,753	1,227,853	2,454,439

Argentina		75,271	80,481	80,621	24,066	24,738	13,750	0	298,928

	Costanera	50,357	49,857	38,954	24,066	24,738	13,750	0	201,724
	Chocón	24,914	30,624	41,667	0	0	0	0	97,205

Perú		43,599	54,208	77,053	104,962	46,154	43,286	84,979	454,241

	Edegel	43,599	54,208	77,053	104,962	46,154	43,286	84,979	454,241

Colombia		158,937	192,504	79,398	151,356	0	24,534	315,388	922,117

	Emgesa	158,937	192,504	79,398	151,356	0	24,534	315,388	922,117

TOTAL		283,104	687,633	451,853	297,087	485,507	296,323	1,628,220	4,129,725

Table 5.1

(Million Ch$)		2009	2010	2011	2012	2013	2014	Balance	TOTAL

Chile		2,816	191,667	114,212	8,881	220,475	114,197	652,923	1,305,172

	Endesa Chile (*)	2,816	191,667	114,212	8,881	220,475	114,197	652,923	1,305,172

Argentina		40,026	42,797	42,871	12,798	13,155	7,312	0	158,958

	Costanera	26,778	26,512	20,714	12,798	13,155	7,312	0	107,269
	Chocón	13,248	16,285	22,157	0	0	0	0	51,689

Perú		23,184	28,826	40,974	55,815	24,543	23,018	45,189	241,547

	Edegel	23,184	28,826	40,974	55,815	24,543	23,018	45,189	241,547

Colombia		84,516	102,366	42,221	80,485	0	13,046	167,711	490,345

	Emgesa	84,516	102,366	42,221	80,485	0	13,046	167,711	490,345

TOTAL		150,543	365,656	240,277	157,979	258,173	157,572	865,822	2,196,023

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, Túnel El Melón, 50% of Gas Atacama, 50% ofTransquillota and 51% of HidroAysén

Table 6

			Var. % Dec. 2008/Jun. 2009
	Dec. 2008	Jun. 2009

Liquidity	0.92	1.18	28.3%
Acid Ratio Test	0.83	1.02	22.9%
Total Liabilities / Equity	1.47	1.11	(24.5%)
% Short term Debt	34.0	24.8	(27.1%)
% Long term Debt	66.0	75.2	14.0%

PRESS RELEASE 1H 2009

Table 7

Ratios	Dec. 2008	Jun-09

Return on Equity	27.62%	19.32%
Return on Assets	9.23%	6.86%
Return on Oper. Assets	20.45%	12.93%
Earnings per Share (Ch$)	52.82	40.39
Dividend Yield	0.023	0.0181

The current ratio at June 2009 is 1.18 times, a 28.3% increase over December 2008. This shows a company with a solid liquidity position, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule. The acid test ratio is 1.02 times, an increase of 22.9% over December 2008, basically explained by the reduction in interest-bearing loans (bonds).

The debt ratio at June 2009 is 1.11 times, a 24.5% decrease compared to December 2008.

BOOK AND ECONOMIC VALUE OF THE ASSETS

The following can be mentioned with respect to the assets of the greatest importance:

Properties, Plant and Equipment are valued at cost less the corresponding accumulated depreciation and losses for any deterioration suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the financial statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of deterioration. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose deterioration test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

PRESS RELEASE 1H 2009

Consolidated Cash Flow

Table 8

Effective Cash Flow	First Half	First Half	Change	Variance
(Million Ch$)	2008	2009	1H 2009	1H 2009

Operating	304,663	438,907	44.1%	134,244
Financing	(96,089)	(546,009)	(468.2%)	(449,920)
Investment	(125,179)	(155,383)	(24.1%)	(30,204)
Net Cash Flow of the Period	83,395	(262,485)	(414.7%)	(345,880)

Total Cash and Cash Equivalents	195,989	417,028	112.8%	221,039

Operating activities generated a positive cash flow of Ch$ 438,907 million, representing an increase of 44.1% over June 2008. This flow mainly comprises the net income for the period of Ch$ 408,286 million.

Investment activities generated a negative flow of Ch$ 155,383 million, mainly due to acquisitions of property, plant and equipment, and of intangible assets, for Ch$ 170,341 million and loans to related companies of Ch$ 6,412 million, compensated by the sales proceeds of property, plant and equipment for Ch$ 2,579 million, dividends received of Ch$ 13,051 million and other cash flows of Ch$ 5,740 million.

Financing activities generated a negative flow of Ch$ 546,009 million. This was generated mainly by other cash flows used in financing activities (bonds) for Ch$ 347,374 million, loan repayments of Ch$ 133,709 million, repayments of loans to related companies of Ch$ 48,098 million, interest payments of Ch$ 54,206 million, dividend payments to minorities of Ch$ 82,545 million, payments by the entity reporting of Ch$ 90,986 million and others of Ch$ 2,683 million. These were offset by loans drawn of Ch$ 193,447 million, the issue of other financial liabilities of Ch$ 8,986 million and loans from related companies of Ch$ 11,159 million.

Consolidated Cash Flow from Foreign Operations

Table 9

Cash Flow (Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Jun. 2008	As of Jun. 2009	As of Jun. 2008	As of Jun. 2009	As of Jun. 2008	As of Jun. 2009	As of Jun. 2008	As of Jun. 2009	As of Jun. 2008	As of Jun. 2009	As of Jun. 2008	As of Jun. 2009

Argentina	323.7	341.9	334.2						739.0	959.5	1,396.9	1,301.4
Peru			6,306.2	7,363.3							6,306.2	7,363.3
Brazil			30,688.8	18,613.4							30,688.8	18,613.4
Colombia			21,527.3	14,395.0							21,527.3	14,395.0

Total	323.7	341.9	58,856.5	40,371.7					739.0	959.5	59,919.2	41,673.0

(1) The figures are expressed at exchange rate of Ch$ 531.76 per dollar.

PRESS RELEASE 1H 2009

Consolidated Cash Flow

Table 10

CASH FLOW

	First Half	First Half	First Half
	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

Net income (loss) from operations	366,460	520,087	978,048
Net income (loss) for the period	262,348	408,286	767,801

Adjustments, total	104,112	111,801	210,247
Non monetary adjustments, total	60,123	124,961	234,994
Depreciation	91,284	96,976	182,368
Amortization of intangibles	2,061	1,699	3,195
Non-realized gain (loss) Foreign Exchange	(22,881)	26,362	49,576
Gain (loss) for decrease in the non current assets account not available for sale	205	16	29
Provisions	(2,784)	1,177	2,213
Provisions Used	-	120	226
Increase (decrease) on assets for deferred taxes	1,301	(5,508)	(10,357)
Increase (decrease) on liabilities for deferred taxes	12	3,534	6,646
Other non-monetary adjustments	(9,076)	584	1,097

Net cash from operating activities before changes in working capital	426,582	645,047	1,213,042

Increase (Decrease) in working capital, total	(121,920)	(206,311)	(387,977)
Increase (decrease) in inventory	15,309	(2,396)	(4,505)
Increase (decrease) in sundry debtors and other accounts receivable	(30,899)	42,668	80,239
Increase (decrease) in prepaid expenses	(4,118)	246	462
Decrease (increase) in other assets	6,217	28,008	52,671
Increase (decrease) in sundry creditors and other accounts payable	3,210	(147,184)	(276,787)
Increase (decrease) in acumulations (or accruals)	(3,212)	(3,570)	(6,713)
Decreased (increase) in income tax payable	(64,147)	(90,540)	(170,265)
Decrease (increase) in labor benefits	93	(1,409)	(2,650)
Decreased (increase) in other liabilities	(44,637)	(32,134)	(60,430)

Total Cash Flow from (used for ) operating activities	304,663	438,737	825,065

Cash generated by (used for) operating activities	-	170	320

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	(125,179)	(155,383)	(292,205)

Proceeds from the sale of plant and equipment	(2,835)	2,579	4,850
Proceeds from the sale of investment in associates	7,532	-	-
Other cash flows from investment activities	(4,328)	3,861	7,262
Dividends received	17,762	13,051	24,543
Interest received	638	1,878	3,533
Acquisition of property, plant and equipment	(115,471)	(169,541)	(318,830)
Payments for the acquisition of property, plant and equipment	-	-	-
Acquisition of intangible assets	-	722	1,239
Provided loans to related companies	(1,424)	(801)	(1,506)
Other cash flows from investing activities	(27,054)	(6,412)	(12,057)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	(96,089)	(546,009)	(1,026,796)

Proceeds from loans	164,552	193,447	363,787
Proceeds from the issue of other financial liabilities	10,682	8,986	16,898
Provided loans from related companies	819	11,159	20,986
Repayment of borrowings	(68,707)	(133,709)	(251,445)
Repayment of finance lease liabilities	(3,682)	(2,684)	(5,047)
Repayment of loans from related companies	-	(48,098)	(90,451)
Interest paid classified as financial	(39,325)	(54,206)	(101,936)
Dividends paid to minority shareholders	(75,621)	(82,545)	(155,230)
Dividends paid	(68,110)	(90,986)	(171,104)
Other cash flows from financing activities	(16,697)	(347,373)	(653,252)

Net increase (decrease) in cash and cash equivalents	83,395	(262,485)	(493,615)
Effects of exchange rate fluctuations on cash held	(2,502)	(39,705)	(74,667)
Cash and cash equivalents at begining of period	115,096	719,218	1,352,523

Cash and cash equivalents at end of period	195,989	417,028	784,241

PRESS RELEASE 1H 2009

MOST IMPORTANT CHANGES IN THE FIRST HALF OF 2009 IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

  The government decided to file until further notice all the integral tariff revisions (RTI) of the electricity sector that were going to take effect in February 2009. The decision taken by the Ministry of Planning left the distributors Edenor, Edesur and Edelap and the electricity transmitters without the tariff adjustments they had agreed in the middle of last year, which indirectly also affects the financing of Cammesa, which is the entity that manages the payments to generators.
  CENTRAL PUERTO, whose main shareholder is the Sadesa group, completed the purchase of the shareholding of Hidroeléctrica Piedra del Aguila in the Manuel Belgrano and José de San Martín thermal plants.

CHILE

  On January 30, 2009, the generation companies submitted their offers in the long-term tenders of the distributors CGE Distribución, Chilquinta and Saesa for consumption by their regulated customers from January 1, 2010 (8,100 GWh/year). 7,200 GWh/year were adjudicated (89% of the energy offered) in contracts with terms of between 12 and 15 years. The companies winning bids were Endesa, Colbún, Campanario Generación and AES Gener, plus the Monte Redondo wind generating company. Endesa was awarded a total of 2,660 GWh/year corresponding to the supply to Chilquinta and CGE Distribución at an average energy price of US$102.1/MWh.
  On January 19, Decree 381 was published setting the node prices on the SIC effective November 1, 2008. The Alto Jahuel 220 kV monomic price was US$119.3/MWh and $63.25/kWh, representing an increase of 4.0% in dollars and 9.8% in pesos, compared to the prices in effect since the indexation of August 2008. The above figures do not include the RM88 surcharge/credit.
  On January 19, the National Energy Commission (CNE) issued its Resolution 81 which reports the indexation of node prices. The Alto Jahuel 220 kV monomic price was US$100.4/kWh and $64.31/kWh, representing a decrease of 12.8% in dollars and 1.7% in pesos, compared to the prices in effect from November 2008. The above figures do not include the RM88 surcharge/credit. These prices are effective from January 19, 2009.
  Endesa, Colbún and Gener presented a claim for reconsideration, requesting that the effective date should be November 16, 2008.
  On January 9, Decree 320 was published setting sub-transmission tariffs and their indexation formulas. This decree sets the annual payment for the use of the sub-transmission systems by energy-generation plants that inject their production directly into these systems; the payment for the use of the sub-transmission systems by electricity companies withdrawing energy and power from these systems for public-utility distribution concession-holders or end customers; the sub-transmission tolls that are added to the node prices at the points of injection to the sub-transmission systems, constitute node prices at the points of withdrawal from such systems.
  The National Energy Commission (CNE), through its country energy efficiency program (PPEE), and with the technical assistance of the Interamerican Development Bank (IADB) announced on March 29 an international tender for the first public CO2 reductions sale project. The purpose of the tender is to finance part of the light- bulb change program, quantify the electricity savings of this project and know with certainty the reduction in greenhouse-effect gas emissions associated with the change program. It is estimated that this project will permit the saving of 258,000 tons of CO2/year. The period for the submission of bids closed on Monday, May 4, 2009.
  On July 9, 2009, the distributor CGE Distribución awarded its contracts for 850 GW/h annually. Endesa was awarded 400 GWh/year at an average price of US$ 100.25 per MWh. The other generating companies awarded contracts were Monte Redondo, Diego de Almagro and Puntilla. This completes CGE’s bidding process for the period 2010 – 2015. The average price at which the blocks in this process were awarded was US$ 99.4 per MWh.

PRESS RELEASE 1H 2009

  The National Energy Commission (CNE) reported that it had postponed until September 4, 2009 the submission of offers by generation companies in the long-term tender processes of the distributors Emelari, Eliqsa and Elecda on the SING for their supply needs from 2012 onward, for a term of 15 years.
  On June 16, the node prices were published in the Official Gazette to take effect from May 1, 2009. The average price at Alto Jahuel 220 kV was US$ 100.01 per MWh and US$ 59.30 per kWh, representing a decrease of 3.8% in dollars and 7.8% in pesos compared to their level up to April 30. These amounts do not include the RM 88 surcharge/credit.
  The Law 20,339 was promulgated on April 3, which incorporates liquefied natural gas (LNG) into the Fuel Prices Stabilization Fund (FEPCO). The purpose of the mechanism is to balance the relative prices of LNG with liquefied petroleum gas (LPG) and diesel oil. It establishes a fiscal benefit (tax) or fiscal credit for LNG whose amount per cubic meter shall be equal to the tax/credit for the same period applied to the cheaper in energy units of LPG and diesel. The corresponding regulations have yet to be published.
  The first LNG tanker ship arrived at Quintero on June 30 from Trinidad and Tobago, to supply the re- gasification terminal. Its capacity is 145,000 m3, supplied by BG Group and the LNG, once processed in Chile, will become 84,000,000 m3 and serve for carrying out the terminal’s technical tests in Chile’s Fifth Region, which will last from between 45 and 60 days.

COLOMBIA

  Effective April 7, 2009 the operative limits were increased for the interchange of energy from Colombia to Ecuador by approximately 129% due to the request made by Ecuador to meet the emergency faced by that country due to the unavailability of some of its generation plants. In energy, the limit will increase from 3.4 GWh/day to 7.8 GWh/day, in peak capacity from 260 MW to 480 MW and in average capacity from 142 MW to 325 MWh. This means that Colombia would meet approximately 12% of Ecuador’s demand.
  Environmental license was granted: On May 15, the environmental license (Resolution 899) for the El Quimbo Project which will be developed by Emgesa with an installed capacity of 400 MW. Its estimated entry into service is planned for December 2013.

PERU

  On February 19, the MINEM enacted the decree DU 023 that establishes priorities for the distribution of natural gas (NG) to the public utilities and dual-cycle generation companies, guaranteeing supplies during periods of high demand. The decree will remain in effect until December 31, 2011 and is not designed to interfere with the government’s contract with the company Perú LNG, which expects to be exporting natural gas in 2010.
  The new bar tariff, effective from May 1, was set by Resolution OSINERGMIN-053-2009. The new price is 31.93 (energy) and 9.77 (capacity) = US$ 41.69/MWh in monomic terms. These prices represent a 1.5% increase over the tariff effective in April.
  On May 4, the third round of bidding was called for contracting supplies of capacity and energy for the regulated market. The companies Sociedad Eléctrica del Sur Oeste S.A., Electro Sur Este S.A.A. and Electropuno S.A.A. have joined the process organized by Hidrandina. Edegel will not be submitting a bid.
  The second tender of Edelnor was declared partially void because the capacity offered by the generation companies did not cover the total tendered demand. The price ceiling of OSINERGMIN was US$ 43.74 per MWh. Edegel (including Chinango) was awarded 238 MW and 317 MW of capacity and 1,529 GWh and 2,020 GWh of energy for 2012 and 2013 respectively. EEPSA submitted 2 offers for US$ 45 and US$ 46 per MWh which were not accepted as they exceeded the maximum price set at US$ 43.7 per MWh.
  The first tender of Luz del Sur was declared partially void because the capacity offered by the generation companies did not cover the total tendered demand. The price ceiling of OSINERGMIN on this occasion was US$ 43.74 per MWh. Edegel (including Chinango) was awarded 34 MW and 48 MW of capacity and 18 and 25 GWh of energy for 2012 and 2013 respectively.

PRESS RELEASE 1H 2009

  Under current regulations, generation companies that use natural gas as fuel should declare a sole price of natural gas with which its variable cost for dispatch on the COES is calculated, for the period July 1, 2009 to June 30, 2010. This declaration was made on June 15. Following the corresponding studies, Edegel submitted US$2,551/MBtu for Santa Rosa, US$ 1,444/MBtu for Nueva Santa Rosa and US$ 1,372/MBtu for Ventanilla.
  With these values, a suitable dispatch is assured of the Group’s units with respect to the rest of the thermal generation companies to maximize the variable margin.

MARKET RISK ANALYSIS

ARGENTINA

•
Hydrological risk: The El Chocón reservoir was at a level of 377.86 masl at June 30, 2009, higher than the 371.55 masl at the same date of the year before. This means a greater accumulated energy in the reservoir of 712.7  GWh compared to June 2008. Contributions from the Limay (Chocón) basin were around 107% of the historical average for the month of June.

•	Variation in energy demand: Demand for the period January 1 to June 30, 2009 was 51,937 GWh, a decline of 1.6% compared to the same period of 2008 (52,773 GWh).

CHILE

•	Hydrological risk:
	b)	The beginning of the hydrological year April-June 2009 closed with a surplus probability of its energy affluent of 42.8%, making it a normal year.
	c)	On July 1, 2009, the accumulated level of the reservoirs was 3,505 GWh of energy equivalent (approximately 21% below the level recorded on July 1, 2008, which was the equivalent of 935 MW less).
•
Variation in energy sales: Total energy sales in Chile (SIC + SING) for the first half of 2009 were 26,350 GWh, 0.2% over the same period of the previous year (26,300 GWh). The SIC fell by 1.7% and the SING rose by 5.8%.

COLOMBIA

  Hydrological risk: Total flows on the SIN in the April-June quarter, which corresponds to the beginning of winter, were 88% of the historic average (dry hydrology). For Guavio, the tributaries for the same period were 75% (dry condition) and for Betania were 87% (also dry hydrology). The water level of the most representative reservoir for Endesa (Guavio) was at 45.7% of its maximum capacity at June 30, 2009, equivalent to 971 GWh (approx. 19% less than the level on the same date of 2008).
  Spot Price: The average market price for the second quarter of 2009 was 111.4 Col$/kWh, an increase of 24% over the same quarter of 2008 (90.1 Col$/kWh). This increase is due mainly to the hydrological conditions in the quarter. The market price is defined by the offers of participants which, since February 2009, became confidential for a period of three months, as per Resolutions CREG 006-2009 and CREG 015-2009.
  Variation in energy demand: The accumulated demand in the first half of 2009 was 26,609 GWh, a rise of 0.6% over the same period of the year before (26,458 GWh).

PRESS RELEASE 1H 2009

PERU

  Hydrological risk: As at the end of June 2009, the total water volume held in the lakes and reservoirs of Edegel was approximately 263.1 MMm3, which represents 92% of total capacity (9% more than the level at the same time in 2008). Flows in the Rimac basin were 123% of average (wet category), much above the 85% in the first half of 2008, while the Tulumayo and Tarma rivers maintained 108% and 103% respectively of the average (placing them both in the semi-wet category).
  Variation in energy sales: Estimated sales for the first half of 2009 are 13,452 GWh, an increase of 0.5% below the same period of the year before (13,388 GWh).

FINANCIAL RISK

INTEREST RATE RISK

The objective of interest-rate risk management is to achieve a balance in the debt structure that permits reducing the cost of debt and with a reduced volatility on the income statement.

In compliance with its current interest-rate hedging policy, the percentage of fixed-rate and/or hedged debt to the total gross debt was 49% at June 2009.

Depending on Endesa Chile’s estimates and the objectives of the debt structure, hedging is carried out by contracting derivatives that mitigate these risks. The instruments currently used in carrying out this policy relate to collars that hold Libor within a determined band.

EXCHANGE RATE RISK

Exchange risks relate basically to the following transactions:

  Debt denominated in foreign currency
  Payments to be made in international markets for acquiring materials related to projects
  Revenues directly subject to dollar fluctuations
  Flows from foreign subsidiaries to the parent company, exposed to exchange rate fluctuations

In order to mitigate the exchange risk, Endesa Chile’s hedging policy is based on cash flows and considers to maintain balance between flows indexed to the U.S. dollar and the levels of assets and liabilities in that currency. Likewise, the instruments currently used for carrying out this policy are therefore exchange rate forwards. The policy also seeks to refinance debt in the functional currency of each company.

LIQUIDITY RISK

The company has a liquidity policy consisting of contracting committed long-term credit facilities and temporary financial investments for amounts sufficient to support projected needs for a period that reflects the situation and expectations of the credit and capital markets. These projected needs include maturities of net financial debt, i.e. after financial derivatives.

As of June 30, 2009, the Endesa Group had US$ 724 million in cash and other equivalents and US$ 200 million in unconditional lines of credit. As of December 31, 2008, the Group had US$ 1,128 million cash and its equivalents, and US$ 200 million available in unconditional long-term lines of credit.

PRESS RELEASE 1H 2009

ASSETS OF A FINANCIAL NATURE

Investments of cash surpluses are made with first-class national and foreign financial entities (with investment-grade equivalent credit ratings), with limits set for each entity (not more than 30% per entity).

In selecting banks for investments, these have to have at least 2 investment grade credit ratings from the 3 leading international credit-rating agencies (Moodys, S&P and Fitch).

Placements are backed by treasury bonds of the countries where we operate and papers issued by top-class banks, with a preference for the former whenever possible.

The contracting of derivatives is done with highly-solvent entities in order that around 80% of the transactions are with entities whose credit rating is A or above.

PRESS RELEASE 1H 2009

Business Information of Chilean and Foreign Operations
Main Operating Figures in GWh

Table 11

1st Half 2009 (GWh)	Costanera	Chocón	Total Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	5,027.9	1,533.5	6,561.4	10,375.0	6,633.7	4,300.9	17,496.0	27,871.0
Hydro generation	-	1,533.5	1,533.5	5,982.1	6,294.3	2,520.4	10,348.2	16,330.2
Thermo generation	5,027.9	-	5,027.9	4,365.0	339.4	1,780.5	7,147.8	11,512.8
Wind generation	-	-	-	27.9	-	-	-	27.9
Purchases	71.0	216.9	287.9	363.7	1,831.2	99.7	2,218.8	2,582.6
Purchases to related companies	-	-	-	2,382.8	-	-	-	2,382.8
Purchases to other generators	-	-	-	152.0	615.7	-	615.7	767.7
Purchases at spot	71.0	216.9	287.9	211.8	1,215.5	99.7	1,603.1	1,814.9
Transmission losses, pump & other consumption	46.8	-	46.8	223.4	74.0	105.3	226.2	449.5
Total electricity sales	5,052.1	1,750.4	6,802.5	10,515.3	8,390.9	4,295.3	19,488.7	30,004.0
Sales at regulated prices	-	-	-	5,738.7	4,182.9	1,954.2	6,137.1	11,875.8
Sales at unregulated prices	423.3	657.0	1,080.3	3,307.6	1,199.9	2,032.0	4,312.2	7,619.7
Sales at spot marginal cost	4,628.8	1,093.4	5,722.2	1,469.0	3,008.1	309.1	9,039.4	10,508.4
Sales to related companies generators	-	-	-	2,382.8	-	-	-	2,382.8
TOTAL SALES OF THE SYSTEM	51,937.5	51,937.5	51,937.5	26,350.4	39,668.2	13,452.0
Market Share on total sales (%)	9.7%	3.4%	13.1%	39.9%	21.2%	31.9%

1st Half 2008 (GWh)	Costanera	Chocón	Total Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	4,638.5	700.7	5,339.2	9,850.2	6,004.4	4,119.1	15,462.8	25,312.9
Hydro generation	-	700.7	700.7	5,320.0	5,689.6	2,374.7	8,765.0	14,085.1
Thermo generation	4,638.5	-	4,638.5	4,517.7	314.9	1,744.3	6,697.7	11,215.4
Wind generation	-	-	-	-	-	-	-	-
Purchases	43.1	366.1	409.1	419.1	1,980.0	167.1	2,556.3	2,975.5
Purchases to related companies	-	-	-	2,487.7	-	-	-	2,487.7
Purchases to other generators	-	-	-	168.0	450.7	-	450.7	618.7
Purchases at spot	43.1	366.1	409.1	251.1	1,529.4	167.1	2,105.6	2,356.7
Transmission losses, pump & other consumption	42.7	-	42.7	201.5	93.8	92.3	228.8	430.4
Total electricity sales	4,638.8	1,066.8	5,705.6	10,067.5	7,890.6	4,194.0	17,790.2	27,857.8
Sales at regulated prices	-	-	-	6,171.2	4,180.9	1,781.9	5,962.8	12,134.0
Sales at unregulated prices	537.9	680.6	1,218.5	2,958.7	1,214.1	2,256.2	4,688.8	7,647.5
Sales at spot marginal cost	4,101.0	386.2	4,487.1	937.6	2,495.7	155.8	7,138.6	8,076.3
Sales to related companies generators	-	-	-	2,487.4	-	-	-	2,487.4
TOTAL SALES OF THE SYSTEM	52,773.2	52,773.2	52,773.2	26,300.4	36,279.7	13,388.0
Market Share on total sales (%)	8.8%	2.0%	10.8%	38.3%	21.7%	31.3%

PRESS RELEASE 1H 2009

Business Information in Chilean Operations
Main Operating Figures in GWh

Table 11.1

1st Half 2009 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	7,772.2	1,373.8	9,146.0	1,229.0	10,375.0
Hydro generation	4,608.3	1,373.8	5,982.1	-	5,982.1
Thermo generation	3,136.0	-	3,136.0	1,229.0	4,365.0
Wind generation	27.9	-	27.9	-	27.9
Purchases	2,534.8	-	152.0	211.8	363.7
Purchases to related companies	2,382.8	-	2,382.8	-	2,382.8
Purchases to other generators	152.0	-	152.0	-	152.0
Purchases at spot	-	-	-	211.8	211.8
Transmission losses, pump & other consumption	199.5	6.3	205.9	17.5	223.4
Total electricity sales	10,107.5	1,367.4	9,092.1	1,423.2	10,515.3
Sales at regulated prices	5,557.6	181.1	5,738.7	348.8	6,087.5
Sales at unregulated prices	1,873.5	87.4	1,960.9	997.8	2,958.7
Sales at spot marginal cost	1,037.4	355.1	1,392.5	76.6	1,469.0
Sales to related companies generators	1,639.0	743.8	2,382.8	-	2,382.8
TOTAL SALES OF THE SYSTEM	19,520.3	19,520.3	19,520.3	6,830.1	26,350.4
Market Share on total sales (%)	43.4%	3.2%	46.6%	20.8%	39.9%

1st Half 2008 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	7,277.8	1,397.3	8,675.0	1,175.1	9,850.2
Hydro generation	3,922.8	1,397.3	5,320.0	-	5,320.0
Thermo generation	3,342.5	-	3,342.5	1,175.1	4,517.7
Wind generation	12.5	-	12.5	-	12.5
Purchases	2,655.7	41.0	209.0	210.1	419.1
Purchases to related companies	2,487.7	-	2,487.7	-	2,487.7
Purchases to other generators	168.0	-	168.0	-	168.0
Purchases at spot	-	41.0	41.0	210.1	251.1
Transmission losses, pump & other consumption	185.4	6.4	191.9	9.7	201.5
Total electricity sales	9,747.6	1,431.8	8,691.9	1,375.6	10,067.5
Sales at regulated prices	5,649.1	175.4	5,824.5	346.7	6,171.2
Sales at unregulated prices	1,948.5	75.2	2,023.7	935.0	2,958.7
Sales at spot marginal cost	406.3	437.4	843.7	93.9	937.6
Sales to related companies generators	1,743.6	743.8	2,487.4	-	2,487.4
TOTAL SALES OF THE SYSTEM	19,847.2	19,847.2	19,847.2	6,453.2	26,300.4
Market Share on total sales (%)	40.3%	3.5%	43.8%	21.3%	38.3%

PRESS RELEASE 1H 2009

Endesa Chile’s Ownership Structure, as of June 30, 2009
Total Shareholders: 19,552. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	20.40%
ADRs (Citibank N.A.)	4.74%
Individuals	4.26%
Others	10.61%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2009, on Thursday, July 30, 2009, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 65, international.
Dial-In number: 1 (888) 713 4213

Passcode I.D.: 62629423

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 22205977

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PB38VTK8T

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

PRESS RELEASE 1H 2009

Contact Information

Juan Pablo Reitze	Irene Aguiló	Jacqueline Michael	M. Teresa Fuentealba
Head of Investor Relations	Investor Relations Executive	Investor Relations Executive	Investor Relations Executive
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 95 85	(56-2) 630 95 06
jprv@endesa.cl	iaguilo@endesa.cl	jmc@endesa.cl	mtfd@endesa.cl

Disclaimer

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: July 29, 2009